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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K

                  Report of Foreign Private Issuer Pursuant to
          Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934


                         FOR THE MONTH OF DECEMBER 2000


                               UTi WORLDWIDE INC.
                 (Translation of registrant's name into English)


                                9 Columbus Centre
                                  Pelican Drive
                                    Road Town
                                     Tortola
                             British Virgin Islands
                    (Address of Principal Executive Offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

       Form 20-F         [X]                        Form 40-F
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Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

       Yes                                          No            [X]
                        -----                                    -----

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________.)

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                        REPORT OF FOREIGN PRIVATE ISSUER
                         FOR THE MONTH OF DECEMBER 2000

           UTi WORLDWIDE INC. REPORTS THIRD QUARTER FINANCIAL RESULTS

UTi Worldwide Inc., a British Virgin Islands corporation ("UTi" or the "Company"), issued two news releases dated December 7, 2000 (the "News Releases") announcing the Company's results for the three and nine months ended October 31, 2000. The News Releases are attached as Exhibits 99.1 and 99.2 to this Report on Form 6-K and are incorporated by reference herein. In addition, on December 12, 2000 UTi also posted a document entitled, "Fiscal 2001 Third Quarter Results with Commentary" ("Commentary"), on its web site at www.go2uti.com, a copy of which is attached to this report as Exhibit 99.3.

Certain of the statements contained in the News Releases and Commentary (other than the financial statements and other statements of historical fact) are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. The Company intends that all such statements be subject to the "safe-harbor" provisions contained in those sections. Such forward-looking statements may include, but are not limited to, the discussion of (i) the Company's growth strategies; (ii) trends in the Company's business; and (iii) the Company's future liquidity requirements and capital resources.

Forward-looking statements are made based upon management's current expectations and beliefs concerning future developments and their potential effects upon the Company. There can be no assurance that future developments will be in accordance with management's expectations or that the effects of future developments on the Company will be those anticipated by management. The important factors described elsewhere in the exhibits to this report and in the Company's Registration Statement on Form F-1 (including, without limitation, those factors discussed in the "Risk Factors" section thereof), on file with the Securities and Exchange Commission, could affect (and in some cases have affected) the Company's actual results and could cause such results to differ materially from estimates or expectations reflected in such forward-looking statements. In light of these factors, there can be no assurance that events anticipated by the forward-looking statements contained in the exhibits to this report will in fact transpire.

While management periodically reassesses material trends and uncertainties affecting its results of operations and financial condition, the Company does not intend to review or revise any forward-looking statements, whether as a result of new information, future events or otherwise.


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                                  EXHIBIT LIST

     Exhibit       Description
     -------       -----------

       99.1        News Release dated December 7, 2000 of UTi Worldwide Inc.

       99.2        News Release dated December 7, 2000 of UTi Worldwide Inc.

       99.3 Fiscal 2001 Third Quarter Results with Commentary dated December 12, 2000

                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                 UTI WORLDWIDE INC.

Date: December 12, 2000                          By: /s/ Roger I. MacFarlane
                                                     ---------------------------
                                                         Roger I. MacFarlane
                                                         Chief Executive Officer


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